SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For:   January 2, 2003

ENCANA CORPORATION

(Successor by way of amalgamation to
ALBERTA ENERGY COMPANY LTD.)
(Translation of registrant’s name into English)

1800, 855 2nd Street S.W. PO Box 2850

Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:	Form 40-F:	✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A   .

Form 6-K Exhibit Index
SIGNATURES
Press Release Dated January 2, 2003

Form 6-K Exhibit Index

Exhibit No.

1.	EnCana Corporation (Successor by way of amalgamation to Alberta Energy Company Ltd.) News Release dated January 2, 2003, filed with the Toronto Stock Exchange and the securities commission or similar regulatory authority in the Canadian Provinces and Territories on January 2, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Successor by way of amalgamation to
ALBERTA ENERGY COMPANY LTD.
(Registrant)

	By:	/s/	Linda H. Mackid

		Name:	Linda H. Mackid
		Title:	Assistant Corporate Secretary

Date: January 2, 2003